UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939, AS AMENDED

Central European Media Enterprises Ltd.
(Issuer)
Central European Media Enterprises N.V.
CME Media Enterprises B.V.
(Subsidiary Guarantors)
(Names of Applicants)

Mintflower Place, 4th floor
8 Par-La-Ville Rd, Hamilton HM 08, Bermuda
 (Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Senior Convertible Notes	Up to aggregate principal amount of $200,000,000

Approximate date of proposed public offering:
As soon as practicable after the date of the qualification of the Indenture pursuant to this Application

Name and address for agent of service:	With a copy to:
Daniel Penn, Esq.	Jeffrey A. Potash, Esq.
c/o CME Development Corporation 52 Charles Street	Frank R. Adams, Esq. Dewey & LeBoeuf LLP
London WIJ 5EU	1301 Avenue of the Americas
England	New York, New York 10019
011-44-207-127-5800	(212) 259-8000
011-44-207-127-5801(Facsimile)

*
The actual aggregate principal amount of Senior Convertible Notes to be issued pursuant to the Indenture, which is defined below, may be less and depends upon the aggregate amount of securities that are exchanged, as described in Item 2.

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

GENERAL

1.	General Information.

Central European Media Enterprises Ltd.

(a)	Central European Media Enterprises Ltd. (the “Company”) is a company limited by shares.
(b)	The Company is incorporated under the laws of Bermuda.

Central European Media Enterprises N.V.

(a)	Central European Media Enterprises N.V. is a limited liability company.
(b)	Central European Media Enterprises N.V. is incorporated under the laws of Curaçao.

CME Media Enterprises B.V.

(a)	CME Media Enterprises B.V. is a private limited liability company.
(b)	CME Media Enterprises B.V. is incorporated under the laws of The Netherlands.

The issuer of the New Notes (as defined below) is the Company.  Central European Media Enterprises N.V. and CME Media Enterprises B.V. will be guarantors of the New Notes (collectively, the “Subsidiary Guarantors” and, together with the Company, the “Applicants”).

2.	Securities Act Exemption Applicable.

The Company may issue up to $200,000,000 aggregate principal amount of its new Senior Convertible Notes (the “New Notes”). The Company may issue the New Notes in one or more privately negotiated exchange transactions (collectively, the “Exchanges”) with targeted holders (the “Holders”) of the Company’s 3.50% Senior Convertible Notes due 2013 (the “Old Notes”) pursuant to one or more exchange agreements, the form of which is filed as Exhibit T3E hereto and which is incorporated herein by reference. The New Notes will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification on Form T-3 (the “Application”). No Exchanges of Old Notes will be accepted, and no New Notes will be issued, before the Indenture has been qualified pursuant to this Application.

The New Notes will be issued by the Company to the Holders in reliance on the exemption provided in Section 3(a)(9) of the Securities Act of 1933, as amended. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchanges for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such Exchanges, except for payment by the Company of an advisory fee to, as well as reimbursement of certain reasonable out-of-pocket costs and expenses of, BNP Paribas Securities Corp., and the fees and expenses of the Company’s legal advisors for their legal services and of Deutsche Bank Trust Company Americas, for its services as trustee, security trustee, paying agent, conversion agent, transfer agent and registrar under the Indenture (the “Trustee”). The financial advisor has not been retained to, and will not, solicit acceptances or make any recommendation to Holders with respect to any of the Exchanges. None of the Holders has made or will be requested to make any cash payment to the Company in connection with any such Exchange.

AFFILIATIONS

3.	Affiliates.

The following is a list of subsidiaries of the Company, each of which may be deemed to be an affiliate of the Applicants as of the date of this Application.  The Company owns 100% of the voting interests of Central European Media Enterprises N.V., which, in turn, owns directly or indirectly 100% of the voting interests of CME Media Enterprises B.V.  The Subsidiary Guarantors own, directly or indirectly, the voting interests of the subsidiaries listed below.

Company Name	Voting Interest of the Company	Jurisdiction of Organization
Top Tone Media S.A.	100.0%	Luxembourg
Zopal S.A.	100.0%	Luxembourg
PRO BG MEDIA OOD	100.0%	Bulgaria
LG Consult EOOD	100.0%	Bulgaria
Ring TV EAD	100.0%	Bulgaria
TV Europe B.V.	94.0%	Netherlands
BTV Media Group EAD	94.0%	Bulgaria
Triada Communications EOOD	94.0%	Bulgaria
Radiocompany C.J. OOD	69.5%	Bulgaria
Balkan Media Group AD	21.6%	Bulgaria
Media Pro Sofia EOOD	100.0%	Bulgaria

Nova TV d.d.	100.0%	Croatia
Operativna Kompanija d.o.o.	100.0%	Croatia
Media Pro Audio Visual d.o.o.	100.0%	Croatia
Internet Dnevnik d.o.o.	100.0%	Croatia

CET 21 spol. s r.o.	100.0%	Czech Republic
Jyxo, s.r.o.	100.0%	Czech Republic
BLOG Internet, s.r.o.	100.0%	Czech Republic
CME Slovak Holdings B.V.	100.0%	Netherlands
Media Pro Pictures s.r.o.	100.0%	Czech Republic
Zmĕna, s.r.o.	51.0%	Czech Republic
Taková normální rodinka, s.r.o.	51.0%	Czech Republic
CME Services s.r.o.	100.0%	Czech Republic
Mediafax s.r.o.	100.0%	Czech Republic
Čertova nevěsta, s.r.o.	51.0%	Czech Republic

CME Investments B.V.	100.0%	Netherlands
Media Pro International S.A.	100.0%	Romania
Media Vision S.R.L .	100.0%	Romania
Pro TV S.A.	100.0%	Romania
Sport Radio TV Media SRL	100.0%	Romania
Campus Radio S.R.L.	20.0%	Romania
Music Television System S.R.L.	100.0%	Romania
Media Pro Pictures S.A.	100.0%	Romania
Media Pro Distribution S.R.L.	100.0%	Romania
Media Pro Music Entertainment S.R.L.	100.0%	Romania
Pro Video S.R.L.	100.0%	Romania
Hollywood Multiplex Operation S.R.L.	100.0%	Romania
Domino Production S.R.L.	51.0%	Romania
Studiourile Media Pro S.A.	92.2%	Romania
Promance International S.R.L.	100.0%	Romania
Pro Video Film and Distribution Kft.	100.0%	Hungary

A.R.J., a.s.	100.0%	Slovak Republic
MARKÍZA-SLOVAKIA spol. s r.o.	100.0%	Slovak Republic
GAMATEX spol. s r.o.	100.0%	Slovak Republic
A.D.A.M. a.s.	100.0%	Slovak Republic
Media Pro Slovakia, spol. s r.o.	100.0%	Slovak Republic
MEDIA INVEST, spol s r.o.	100.0%	Slovak Republic
EMAIL.SK s.r.o.	80.0%	Slovak Republic
PMT, s r.o.	31.5%	Slovak Republic

MMTV 1 d.o.o.	100.0%	Slovenia
Produkcija Plus d.o.o.	100.0%	Slovenia
POP TV d.o.o.	100.0%	Slovenia
Kanal A d.o.o.	100.0%	Slovenia
CME Media Pro Ljubljana, d.o.o.	100.0%	Slovenia
Euro 3 TV d.o.o.	42.0%	Slovenia
TELEVIDEO d.o.o. (trading as TV Pika)	100.0%	Slovenia

CME Austria GmbH	100.0%	Austria
Glavred-Media LLC	10.0%	Ukraine
Central European Media Enterprises II B.V.	100.0%	Curacao
CME Media Pro B.V.	100.0%	Netherlands
CME Programming B.V.	100.0%	Netherlands
CME Media Services Limited	100.0%	United Kingdom
CME Development Financing B.V.	100.0%	Netherlands
CME Development Corporation	100.0%	Delaware (USA)
CME SR d.o.o.	100.0%	Serbia
CME Bulgaria B.V.	94.0%	Netherlands

For purposes of this Application only, certain directors and officers of each of the Applicants may be deemed to be “affiliates” of such Applicant by virtue of their positions with such Applicant, and certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Company.  See Item 4 hereof, “Directors and Executive Officers,” and Item 5 hereof, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “TIA”)), respectively, of the Applicants.  The mailing address for each executive officer and director of the Company listed below is c/o Central European Media Enterprises Ltd., Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda.  The mailing address for each executive officer and director of Central European Media Enterprises N.V. is c/o Central European Media Enterprises N.V., Schottegatweg Oost 44, Curaçao.  The mailing address for each executive officer and director of CME Media Enterprises B.V. is c/o CME Media Enterprises B.V., Dam 5B, 1012 JS Amsterdam, The Netherlands.

Company

Name	Position
Adrian Sarbu	President and Chief Executive Officer, Director
Anthony Chhoy	Executive Vice President, Head of Strategic Planning and Operations
Daniel Penn	Executive Vice President, General Counsel and Secretary
David Sach	Executive Vice President and Chief Financial Officer
David Sturgeon	Deputy Chief Financial Officer
Andrei Boncea	Senior Vice President, Head of Media Pro Entertainment
Mark Wyllie	Vice President, Corporate Finance
Romana Wyllie	Vice President, Corporate Communications
Oliver Meister	Vice President, Head of Corporate Affairs
Ben Stevens	Vice President, Head of Internal Audit
Bruce Dixon	Vice President, Head of Financial Planning and Analysis
Dan Fisher	Vice President, Head of Business Development
Katinka Marinescu	Vice President, Marketing and Management Services
Ronald S. Lauder	Director, Chairman of the Board
Herbert A. Granath	Director, Vice Chairman of the Board
Paul Cappuccio	Director
Michael Del Nin	Director
Charles R. Frank, Jr.	Director
Igor Kolomoisky	Director
Alfred W. Langer	Director
Fred Langhammer	Director
Bruce Maggin	Director
Parm Sandhu	Director
Caryn Seidman Becker	Director
Duco Sickinghe	Director
Eric Zinterhofer	Director

Central European Media Enterprises N.V.

Name	Position
Curacao Corporation Company N.V.	Managing Director
Oliver Meister	Managing Director

CME Media Enterprises B.V.

Name	Position
Alphons van Spaendonck	Managing Director
Pan-Invest B.V.	Managing Director
David Sturgeon	Managing Director

5.	Principal owners of voting securities.

The following tables sets forth information as to each person known by the Applicants to own 10% or more of the voting securities of the Applicants as of the date of this Application.

Company:

Name and Complete Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned(1)
Entities affiliated with Ronald S. Lauder(2) Suite 4200, 767 Fifth Avenue, New York, New York 10153	Class B common stock	2,990,936	22.54%

Entities affiliated with Time Warner Inc.(3) One Time Warner Center New York, New York 10019	Class A common stock Class B common stock	14,500,000 4,500,000	10.93% 33.91%

(1)
Based on 56,878,489 shares of Class A common stock and 7,490,936 shares of Class B common stock outstanding as of the date of this Application.  Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share.  Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis.  Percentages shown do not reflect the conversion of shares of Class B common stock.

(2)
Based on a Schedule 13D/A filed on January 5, 2010, shares owned of record by entities affiliated with Mr. Lauder consist of 2,885,705 shares of Class B common stock held directly by RSL Investments Corporation (“RIC”), of which Mr. Lauder is the sole shareholder; 105,231 shares of Class B common stock held directly by RAJ Family Partners, L.P., the managing general partner of which is RAJ Family Corporation, of which Mr. Lauder is Chairman and President; and excludes 90,000 shares of Class B common stock underlying currently exercisable options held directly by Mr. Lauder.  Shares owned by entities affiliated with Mr. Lauder are also beneficially owned by entities affiliated with Time Warner Inc.  Mr. Lauder and RIC each have joint beneficial ownership with Time Warner Inc., TW Media Holdings LLC (“TWMH”) and Time Warner Media Holdings B.V. (“TWBV”) of 14,500,000 shares of Class A common stock and 4,500,000 shares of Class B common stock held directly by TWBV, over which RSL Savannah, LLC (“RSL Savannah”), of which Mr. Lauder is the sole member, was granted proxy pursuant to an investor rights agreement among TWMH, RSL Savannah, Mr. Lauder, RSL Investments LLC, RIC and the Company dated May 18, 2009 (the “Investor Rights Agreement”) and the Irrevocable Voting Deed and Corporate Representative Appointment among TWMH, RSL Savannah, Mr. Lauder and the Company dated May 18, 2009 (the “Voting Agreement”), at the termination of which Mr. Lauder will no longer have sole voting control.

(3)
Based on a Schedule 13D/A filed on December 8, 2009, 14,500,000 shares of Class A common stock and 4,500,000 shares of Class B common stock were held of record by TWBV.  TWBV is a wholly owned subsidiary of TWMH, which is a wholly owned subsidiary of Time Warner Inc.  By virtue of the Voting Agreement and the Investor Rights Agreement described in Note (2) above, they may also be deemed to have shared voting and dispositive power over 2,990,936 shares of Class B common stock beneficially owned by Mr. Lauder and 90,000 shares of Class B Common stock underlying currently exercisable stock options beneficially owned by Mr. Lauder.  Pursuant to the Voting Agreement, RSL Savannah has sole voting power over the shares of Class A common stock and Class B common stock owned by entities affiliated with Time Warner Inc.

Central European Media Enterprises N.V:

Name and Complete Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Central European Media Enterprises Ltd. Mintflower Place, 4th floor 8 Par-La-Ville Rd, Hamilton HM08, Bermuda	Shares	61	100%

CME Media Enterprises B.V.:

Name and Complete Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Central European Media Enterprises N.V. Schottegatweg Oost 44, Curaçao	Shares	199,999	99.99%

UNDERWRITERS

6.	Underwriters.

The following lists the names and complete mailing addresses of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor outstanding as of the date of this filing and (b) each proposed principal underwriter of the securities proposed to be offered.

(a)      (i) Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom; BNP Paribas London Branch, 10 Harewood Avenue, London NW1 6AA, United Kingdom; Merrill Lynch International, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ, United Kingdom; Erste Group Bank AG, Graben 21, A−1010 Vienna, Austria; ING Bank N.V., London Branch, 60 London Wall, London EC2M 5TQ, United Kingdom and J.P. Morgan Securities Ltd., 125 London Wall, London EC2Y 5AJ, United Kingdom, acted in September 2009 as the initial purchasers of the Company’s 11.625% Senior Notes due 2016, which remain outstanding as of the date of this application.

(ii) Lehman Brothers Inc., 745 Seventh Avenue, New York, New York 10019, United States of America; J.P. Morgan Securities Inc., 277 Park Avenue, New York, New York 10172, United States of America; Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, United States of America; BNP Paribas, 16, boulevard de Italiens, 75009 Paris, France and ING Bank N.V., London Branch, 60 London Wall, London EC2M 5TQ, United Kingdom, acted in March 2008 as the initial purchasers of the Company's 3.50% Senior Convertible Notes due 2013, which remain outstanding as of the date of this application.

(b)	No person is acting as principal underwriter of the New Notes to be offered in the Exchanges.

_______________

Section 6(a) above does not reflect the 9.0% Senior Secured Notes due 2017, which were issued by CET 21 spol. s r.o., a wholly owned subsidiary of the Applicants.  The 9.0% Senior Secured Notes due 2017 are guaranteed by the Applicants and certain other subsidiaries of the Company.  J.P. Morgan Securities Ltd., 125 London Wall, London EC2Y 5AJ, United Kingdom; BNP Paribas London Branch, 10 Harewood Avenue, London NW1 6AA, United Kingdom; Citigroup Global Markets Limited, Citigroup Centre, Canada Square, London E14 5LB, United Kingdom; ING Bank N.V., London Branch, 60 London Wall, London EC2M 5TQ, United Kingdom; Erste Group Bank AG, Graben 21, A-1010 Vienna, Austria and Nomura International plc, One Angel Lane, London EC4R 3AB, United Kingdom, acted in October 2010 as the initial purchasers of the 9.0% Senior Secured Notes due 2017, which remain outstanding as of the date of this application.

CAPITAL SECURITIES

7.	Capitalization.

(a)	Set forth below is certain information as to each authorized class of securities of the Applicants as of the date of this Application

Company:
Title of Class	Amount Authorized	Amount Outstanding
Class A common stock, par value $0.08 per share	100,000,000	56,878,489
Class B common stock, par value $0.08 per share	15,000,000	7,490,936
11.625% Senior Notes due 2016(2)	€440,000,000	€391,600,000
Senior Floating Rate Notes due 2014(2)	€150,000,000	€148,000,000
3.50% Senior Convertible Notes due 2013(2)	$475,000,000	$440,200,000 (1)

Central European Media Enterprises N.V:

Title of Class	Amount Authorized	Amount Outstanding
Shares, par value $100 per share	300	61

CME Media Enterprises B.V.:

Title of Class	Amount Authorized	Amount Outstanding
Shares, par value one Dutch Guilder per share	1,000,000	200,000
_______________

(1)	Amount outstanding prior to the completion of the proposed Exchanges.

(2)
The Company’s 11.625% Senior Notes due 2016, Floating Rate Senior Notes due 2014 and 3.50% Senior Convertible Notes due 2013 are each guaranteed by Central European Media Enterprises N.V. and CME Media Enterprises B.V.

The table above does not reflect €170,000,000 aggregate principal amount of outstanding 9.0% Senior Secured Notes due 2017, which were issued by CET 21 spol. s r.o., a wholly owned subsidiary of the Applicants.  The 9.0% Senior Secured Notes due 2017 are guaranteed by the Applicants and certain other subsidiaries of the Company.

(b) Voting Rights

Company:

Class A common stock. The holders of shares of Class A common stock are entitled to one vote per share and are entitled to vote as a single class together with the holders of shares of Class B common stock on all matters subject to shareholder approval, except that the holders of shares of Class A common stock and the holders of shares of Class B common stock each vote as a separate class with respect to any proposed “going private” transactions (as defined in the Company’s bye-laws) between the Company and Ronald S. Lauder or any of his affiliates and with respect to any matter requiring class voting by the Companies Act 1981, as amended, of Bermuda (the “Companies Act”).

Class B common stock: The holders of shares of Class B common stock are entitled to ten votes per share and are entitled to vote as a single class together with the holders of shares of Class A common stock on all matters which are subject to shareholder approval, except that the holders of the shares of Class A common stock and the holders of shares of Class B common stock each vote as a separate class with respect to any proposed “going private” transactions (as defined in the Company’s bye-laws) between the Company and Ronald S. Lauder or any of his affiliates and any matter requiring class voting by the Companies Act.

Central European Media Enterprises N.V:

Holders of Shares are entitled to one vote per share on all matters on which holders of Shares are entitled to vote.

CME Media Enterprises B.V.:

Holders of Shares are entitled to one vote per share on all matters on which holders of Shares are entitled to vote.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New Notes will be issued under the Indenture to be entered into by and among the Company, the Subsidiary Guarantors and Deutsche Bank Trust Company Americas, as trustee, security trustee, paying agent, conversion agent, transfer agent and registrar. The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Indenture.

(a)	Events of Default; Withholding of Notice.

An “Event of Default” occurs if there is:

(1)	a default in any payment of interest on any New Note when the same becomes due and payable and such default continues for 30 calendar days;

(2)
a default in the payment of the principal of any New Note when the same becomes due and payable at its Stated Maturity, upon declaration or otherwise or upon required repurchase in connection with a Fundamental Change;

(3)
a failure to deliver the Conversion Settlement Consideration as required pursuant to the Indenture in satisfaction of the Company’s Conversion Obligation upon the conversion of any New Notes and such failure continues for five Business Days following the scheduled settlement date for such conversion;

(4)
a failure to provide notice of the anticipated effective date or actual effective date of a Fundamental Change on a timely basis as required by certain provisions of the Indenture and such failure continues for five calendar days;

(5)
a failure to perform or observe any other term, covenant or agreement in the New Notes or the Indenture (other than those referred to in (1), (2), (3), or (4) above) and such failure continues for 60 calendar days after the Notice of Default specified below;

(6)	a failure by the Company or a Subsidiary Guarantor to comply with the provisions in the Indenture regarding when the Company or Subsidiary Guarantor may merge, amalgamate, or transfer assets;

(7)
a default under any charge, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Significant Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default:

a.	is caused by a failure to pay principal of, or interest on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness; or

b.	results in the acceleration of such Indebtedness prior to its maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25 million or more;

(8)
(A) a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable Bankruptcy Law now or hereafter in effect and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, examiner, administrator, sequestration or similar official for the Company or any of its Significant Subsidiaries or for all or substantially all of the property and assets of the Company and any of its Significant Subsidiaries on a consolidated basis and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days or (iii) the winding up or liquidation of the affairs of the Company or any of its Significant Subsidiaries and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (B) the Company or any of its Significant Subsidiaries (i) commences a voluntary case (including taking any action for the purpose of winding up) under any applicable Bankruptcy Law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such Bankruptcy Law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, examiner, administrator, sequestration or similar official of the Company, any of its Significant Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Significant Subsidiaries or (iii) effects any general assignment for the benefit of creditors;

(9)
a failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of €25 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days;

(10)
except as permitted by the Indenture, a Subsidiary Guarantee is held in one or more judicial proceedings to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of the Company or a Subsidiary Guarantor, shall deny or disaffirm its obligations under the Indenture or the Subsidiary Guarantee;

(11)
any security interest in the Share Pledges under the Indenture shall, at any time, cease to be in full force and effect (other than in accordance with the Indenture) for any reason other than satisfaction in full of all obligations of the Company under the Indenture or the release of any such security interest in accordance with the Indenture or any such security interest created thereunder shall be declared invalid or unenforceable or the Company shall assent that any such security is invalid or unenforceable or any pledgor disaffirms its obligations under the provisions of the Indenture relating to the Share Pledges; or

(12)
a default under any other Indebtedness that is secured by the Collateral if such default results in the creditors under such Indebtedness commencing an enforcement action of their security rights over the Collateral.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (5) above will not constitute an Event of Default until the Trustee provides to the Company, or the holders of 25% in principal amount of the outstanding New Notes provides to the Company and the Trustee, notice of the Default and such Default is not cured within the time specified by clause (5) above after receipt of such notice.  Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

Acceleration: If an Event of Default (other than an Event of Default described in clause (8) above) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the outstanding New Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders of the New Notes shall, declare the principal of, and accrued and unpaid interest, if any, on all the New Notes to be due and payable.  Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately.  In the event of a declaration of acceleration of the New Notes because an Event of Default described in clause (7) above has occurred and is continuing, the declaration of acceleration of the New Notes shall be automatically annulled if the payment default or cross acceleration triggering such Event of Default pursuant to clause (7) above shall be remedied or cured or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (x) the annulment of the acceleration of the New Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (y) all existing Events of Default, except non-payment of principal or interest on the New Notes that became due solely because of the acceleration of the New Notes, have been cured or waived.  If an Event of Default described in clause (8) above occurs and is continuing, the principal of and accrued and unpaid interest on all the New Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the New Notes.

Notices of Default: If a Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to each Holder of New Note notice of the Default within 90 calendar days after the Trustee actually knows of such Default. Except in the case of a Default in payment of principal or interest on any New Note, the Trustee may withhold notice if and so long as it determines that withholding notice is in the interests of the Holders of the Notes.

The Company will deliver to the Trustee, as soon as practicable after the Company becomes aware of a Default or should have reasonably become aware of a Default, written notice in the form of an Officers’ Certificate of any Default, its status and what action the Company is taking or proposes to take with respect thereto.

(b)	Authentication and Delivery of New Notes; Use of Proceeds.

The New Notes may be executed by manual or facsimile signature by the Chief Executive Officer, the Chief Financial Officer, any Executive Vice President, any Senior Vice President, any Vice President or the Secretary of the Company.

The New Notes will not be valid until an authorized signatory of the Trustee (or an authentication agent appointed by the Trustee as described below) manually signs the certificate of authentication on the New Note.  The signature will be conclusive evidence that the New Note has been authenticated under the Indenture.

The Trustee will authenticate and make available for delivery New Notes for original issue, upon receipt of a written order or orders of the Company signed by the Chief Executive Officer, the Chief Financial Officer, any Executive Vice President, any Senior Vice President, any Vice President or the Secretary of the Company, along with any other documents that may be required under the Indenture.  Such order of the Company will specify the amount of New Notes to be authenticated and will state the date on which such New Notes are to be authenticated.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the New Notes.

The Company will not receive any proceeds from the issuance of the New Notes other than the Old Notes tendered in exchange for the New Notes.

(c)	Release and Substitution of Any Property Subject to the Lien of the Indenture.

The Company and the Subsidiary Guarantors agree to secure the full and punctual payment when due and the full and punctual performance of their obligations under the Indenture and the New Notes by a fifth-ranking pledge of shares of Central European Media Enterprises N.V. and of the shares of CME Media Enterprises B.V. owned by Central European Media Enterprises N.V. (the “Collateral”).  The share pledges in respect of the Collateral are referred to as the “Share Pledges.”

Subject to the second following paragraph, so long as no Event of Default has occurred and is continuing and any of the Existing Debt Agreements remain in effect, any Share Pledge will be released only if (A)(i) the Subsidiary whose Capital Stock is pledged is disposed of (whether by merger, amalgamation or consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by a lease)) to a Person that is not the Company or a Restricted Subsidiary of the Company and (ii) all related applicable provisions of the Existing Debt Agreements have been fully complied with, and (iii) all other security interests in respect of such Subsidiary’s Capital Stock securing the Indebtedness of the Company or a Restricted Subsidiary are released or (B) the Company redesignates the Subsidiary whose Capital Stock is pledged as an Unrestricted Subsidiary in compliance with the terms and conditions of the Existing Debt Agreements.

Subject to the following paragraph, so long as no Event of Default has occurred and is continuing and none of the Existing Debt Agreements remain in effect, any Share Pledge will be released only if (A)(i) the Subsidiary whose Capital Stock is pledged is disposed of (whether by merger, amalgamation or consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by a lease)) to a Person that is not the Company or a Subsidiary Guarantor and (ii) if applicable, all other security interests in respect of such Subsidiary’s Capital Stock securing the Indebtedness of the Company or any Subsidiary Guarantor are released.

All of the Collateral will be released upon the discharge of the New Notes in accordance with the provisions of the Indenture governing its discharge.

(d)	Satisfaction and Discharge of the Indenture.

When (i) the Company delivers to the Registrar all outstanding New Notes (other than lost, destroyed or wrongfully taken New Notes that have been replaced pursuant to the Indenture) for cancellation or (ii) all outstanding New Notes have become due and payable, whether at maturity, upon a repurchase upon a Fundamental Change or upon conversion of the New Notes, and the Company irrevocably deposits with the Trustee money (or, if applicable, Conversion Settlement Consideration) sufficient to pay the consideration due on the such New Notes at their maturity or upon their repurchase or conversion, including (if applicable) accrued and unpaid interest as provided in the Indenture, and in each such case the Company pays all other sums payable under the Indenture by the Company, then the Indenture (except for certain provisions that will be discharged only after all of the New Notes have been paid in full or are to survive such discharge) will cease to be of further effect. The Trustee will acknowledge satisfaction and discharge of the Indenture on demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company.

(e)	Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.

The Company will deliver to the Trustee, within 120 calendar days after the end of each fiscal year of the Company, an Officers’ Certificate stating whether or not, to the knowledge of such Officers, any Default has occurred and is continuing and if so, describing each Default, its status and the action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 16, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.01 to the Company’s Registration Statement No. 3380344 on Form S-1, filed June 17, 1994).

Exhibit T3A.2*	Articles of Association of Central European Media Enterprises N.V.

Exhibit T3A.3*	Articles of Association of CME Media Enterprises B.V.

Exhibit T3B
Bye-Laws of Central European Media Enterprises Ltd., as amended and restated on June 3, 2008 (incorporated by reference to Exhibit 3.02 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

Exhibit T3C*	Form of Indenture between the Company, Deutsche Bank Trust Company Americas, as Trustee and the other parties thereto.

Exhibit T3D*	Form of Term Sheet (included as Exhibit A to Exhibit T3E herewith).

Exhibit T3E*	Form of Exchange Agreement.

Exhibit T3F*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility of the Trustee on Form T-1.

_______________

*   Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Central European Enterprises Ltd., a company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 7th day of February, 2011.

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
Attest:

By:	/s/ Anthony Chhoy	By:	/s/ Adrian Sarbu
Name:	Anthony Chhoy	Name:	Adrian Sarbu
Title:	Head of Strategic Planning and Operations	Title:	President and CEO

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Central European Media Enterprises N.V, a limited liability company organized and existing under the laws of Curaçao, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of London, United Kingdom, on the 7th day of February, 2011.

CENTRAL EUROPEAN MEDIA ENTERPRISES N.V.
Attest:

By:	/s/ Anthony Chhoy	By:	/s/ Oliver Meister
Name:	Anthony Chhoy	Name:	Oliver Meister
Title:	Head of Strategic Planning and Operations	Title:	Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant CME Media Enterprises B.V., a private limited liability company organized and existing under the laws of Netherlands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of London, United Kingdom, on the 7th day of February, 2011.

CME MEDIA ENTERPRISES B.V.
Attest:

By:	/s/ Anthony Chhoy	By:	/s/ David Sturgeon
Name:	Anthony Chhoy	Name:	David Sturgeon
Title:	Head of Strategic Planning and Operations	Title:	Managing Director

EXHIBIT LIST

Exhibit T3A.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.01 to the Company’s Registration Statement No. 3380344 on Form S-1, filed June 17, 1994).

Exhibit T3A.2*	Articles of Association of Central European Media Enterprises N.V.

Exhibit T3A.3*	Articles of Association of CME Media Enterprises B.V.

Exhibit T3B
Bye-Laws of Central European Media Enterprises Ltd., as amended and restated on June 3, 2008 (incorporated by reference to Exhibit 3.02 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

Exhibit T3C*	Form of Indenture between the Company, Deutsche Bank Trust Company Americas, as Trustee and the other parties thereto.

Exhibit T3D*	Form of Term Sheet (included as Exhibit A to Exhibit T3E herewith).

Exhibit T3E*	Form of Exchange Agreement.

Exhibit T3F*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility of the Trustee on Form T-1.

_______________

*   Filed herewith